Filed by AirGate PCS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: AirGate PCS, Inc.
Commission File No.: 027455

[SLIDE-SHOW OF PRESENTATION TO INVESTORS]

Overview of Restructuring AirGate PCS, Inc. October 1, 2003

Safe Harbor Provisions Statements contained in this presentation that are forward-looking statements, such as statements containing terms such as can, may, will, believe, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in AirGate's forward-looking statements. A more extensive discussion of the risk factors that could impact these areas and the Company's overall business and financial performance can be found in the Company's reports filed with the Securities and Exchange Commission, especially in the "risk factors" sections of AirGate's Annual Report on Form 10-K for the year ended September 30, 2002 and in subsequent filings with the Securities and Exchange Commission. Investors and analysts should not place undue reliance on forward-looking statements.

We Continue to Face Challenges Despite our significant growth, we face challenges to realizing our full value potential Weaker operating environment for the wireless industry in general and Sprint and its affiliates in particular Intense competition with higher bundles of minutes offered at increasingly lower pricing per minute Control Sprint exercises over our business: Programs targeted at sub-prime credit quality customers (e.g., Clear Pay) have resulted in higher than competitive churn and bad debt expense Significant limitations on ability to directly control costs (i.e., the 65% of costs of service and roaming which are charged by or through Sprint) Difficulty in accurately tracking costs

Our Four-Phase Strategy for Long-Term Success To address these challenges, AirGate has begun implementing a four-phase strategy to maximize our value potential Phase 1: Address immediate cost cutting measures within our control Phase 2: Address our capital structure Phase 3: Address churn, bad debt and key operating issues currently controlled by others Phase 4: Pursue accelerated "smart growth"

Phase 1: Address Controllable Costs We have addressed, and continue to address, operational issues within our immediate control by: Focusing on adding higher credit quality subscribers with 80% of activations prime in 3Q/03 vs. 55% in 3Q/02 Reducing headcount by over 20% Rebuilding our finance and accounting staff in Atlanta Eliminating less productive distribution outlets Reducing capex while exceeding network performance standards Largely due to these efforts, from 1Q/03 to 3Q/03: Quarterly EBITDA increased from $2.5 million to $14.1 million Cash increased from $0.9 million to $30.8 million

Phase 2: Balance Sheet Restructuring By reducing debt and avoiding future financial distress, restructuring our balance sheet is a critical step in our four- phase strategy Enables management to focus on the core business Potential balance sheet-related issues may arise: March 2004: Potential credit facility covenant issue at March 31, 2004 caused by transaction costs if transaction and amendment are not effective by March 31, 2004 March 2005: Potential credit facility covenant breach as discount notes become cash-pay 2005 and beyond: Cash flow to pay debt service and meet other capital needs is much more uncertain

Phase 3: Address Churn and Bad Debt We believe we must enhance our customer care and related services in order to: Reduce churn Lower bad debt Improve customer satisfaction Improve knowledge of customer base We believe these improvements could result in as much as 5-10% points of improvement in our EBITDA margin

Phase 4: Pursue Accelerated Smart Growth After addressing operational and capital structure issues in Phases 1-3, we can move to the accelerated phase of our smart growth strategy: Building meaningful long-term growth by adding higher credit quality subscribers with lower associated churn and bad debt expense Offering targeted marketing programs tailored to the needs of our customer base Diversifying our products and services to better meet the needs of our customers Improvements in operating cash flow associated with phases 3 and 4 should equate to incremental cash flow and are not reflected in our projections, nor are the costs of such programs

Restructuring Transaction Overview Exchange Offer of new securities consisting of: $160 million 9-3/8% Senior Subordinated Secured Notes ("New Notes") and 56% of AirGate common equity In exchange for: Existing $300 million 13-1/2% Senior Subordinated Discount Notes ("Old Notes") Consent solicitation to remove substantially all of the restrictive covenants governing the Old Notes, release collateral that secures our Old Notes, and waive any defaults that occur as a result of the transactions

Restructuring Transaction Overview (cont'd) Renegotiated credit facility: Offers significant covenant flexibility, set at 85% of projected plan Provides EBITDA carve-out for outsourcing and restructuring expenses as well potential dispute resolution costs with Sprint PCS Additional changes required for closing Requires 98% acceptance by Old Note holders and AirGate has the option to pursue a prepackaged plan of bankruptcy Exchange Offer is contractually supported by noteholders representing 67% in amount of Old Notes

Restructuring Transaction Overview (cont'd) Also soliciting proxies to provide ability to implement a reverse stock split Seeking shareholder approval to increase reserve for management/employee equity incentive plan Executive compensation currently under consideration by AirGate board Approval by 50% of noteholder group supporting the transaction is needed to approve any executive equity incentive awards or plan amendment Equity incentive awards dilute existing equity and tendering noteholders on a pro rata basis Not conditioned on changes to Sprint relationship or resolution of outstanding disputes

Overview of New Notes Senior Subordinated Secured Notes 9-3/8% coupon semi-annually, due 2009 "Cash Pay" note To be secured by a second-priority lien on assets securing the credit facility, subject to certain exceptions Common Stock Represents approximately 56% of the common equity (approximately 33 million shares) Provides clean capital structure with no "overhang" related to hybrid debt/equity instruments Form: SEC registered exchange transaction with proxy solicitation for shareholder approval

Key Benefits of Exchange Offer Debt Reduction/Enhanced Liquidity Over $255 million in cumulative cash savings, including over $140 million of principal debt reduction Avoids potential liquidity issues in 2005 Leverage ratios compare favorably to other wireless carriers, particularly other Sprint affiliates Business Plan Flexibility Explicit support by debt holders for plans to consider outsourcing customer care and billing EBITDA carve-outs and restricted payment baskets for outsourcing Empowers AirGate to be firm in dealing with Sprint PCS in resolving disputes EBITDA carve-outs for dispute resolution

Noteholder Considerations Immediate cash pay interest in 2004 versus 2005 with existing notes Potential equity upside in new package of notes and equity because of stronger balance sheet and flexibility to pursue business plan Old Notes will have significant covenants removed and anticipate lien on collateral will be released 67% of current noteholders supporting the Exchange Offer have provided exit consents for a prepackaged plan of bankruptcy

Pro Forma Credit Profile Note Run rate EBITDA calculated by taking quarter ending 6/30/03 EBITDA annualized. Pro Forma Pro Forma Status Quo Restructuring 12/31/2003 12/31/2003 Credit Facility $150,840 $150,840 Old Notes 262,088 0 New Notes 0 160,000 Total Debt $412,928 $310,840 Run Rate EBITDA 1 $56,324 $56,324 Senior Secured Leverage Ratio 2.68 x 2.68 x Total Leverage Ratio 7.33 x 5.52 x

AirGate's Projections (w/out Phase 3 and 4 upside) Notes Includes results of iPCS from October 1, 2002 through February 23, 2003, the date that iPCS filed for bankruptcy. Results of iPCS subsequent to February 23, 2003 are no longer consolidated. Includes carve-outs relating to restructuring the current capitalization of AirGate. Includes some, but not all of the estimated costs that may arise out of (i) dispute resolution with Sprint and (ii) outsourcing customer service functions as permitted by the proposed amendment to the Company's credit facility agreement.

Conclusion Stronger balance sheet with significantly reduced leverage Greater liquidity avoids potential covenant breach and cash shortfall in the future Attractive covenant relief for financial flexibility Business plan flexibility with support for outsourcing initiatives The completion of the restructuring enables management to realize full value potential of the Company

Contact Information For more information, please contact the following: AirGate PCS, Inc. William Seippel, VP, CFO (404) 832-6106 Barbara Blackford, VP, General Counsel (404) 832-6170 Kurt Abkemeier, Director, Finance & IR (404) 832-3742 Dealer/Manager Jefferies & Company, Inc. Bill Derrough, Managing Director (212) 284-2521

Additional Information

AirGate PCS, Inc. (the “Company”) has filed an exchange offer registration statement and a proxy statement relating to the recapitalization transaction with the Securities and Exchange Commission (the “SEC”). Broadview International, LLC and Masson and Company are advising the Company on the transaction. Jefferies & Company has been appointed dealer-manager for the exchange offer. The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company with respect to the transactions contemplated by the exchange offer. Information about the Company’s directors and officers is included in the Company’s Annual Report on Form 10-K filed with the SEC on January 17, 2003 and in the Company’s Proxy Statement for its 2003 Annual Meeting of Shareowners filed with the SEC on January 28, 2003.

The foregoing reference to the registered exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of the Company’s common stock or the Company 9 3/8% senior subordinated secured notes due 2009 in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement on Form S-4, including the prospectus relating to the exchange offer and the Proxy Statement on Schedule 14A (and, in each case, any amendments thereto) because they contain important information.

These documents have been, and amendments to these documents will be, filed with the SEC. When these and other documents are filed with the SEC, they may be obtained at the SEC’s web site at www.sec.gov. You may also obtain each of these documents (when available) from the Company by directing your request to Barbara L. Blackford, Vice President, General Counsel and Corporate Secretary at (404) 525-7272.